LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

December 29, 2009

Security and Exchange Commission

450 5th Street

Washington DC 20549

Re:

Stockcar Stock Mutual Fund, Inc. - Form 485A

Request for Expedited Review

Dear Sir or Madam:

Kindly accept this correspondence relative to our client’s filing of its Rule 485A Post Effective Amendment.  Pursuant to Release IC-28584, our client is required to file its first PEA after January 1, 2010 with amendments set fort therein.  This filing incorporates those amendments.  Our client’s year end is September 30 and accordingly has filed historically its annual update by the end of January of the subsequent year.  Unfortunately, due to a delay in obtaining certain information from the Advisor, our client was unable to timely file its 485A providing sufficient time the requisite 60-day review by the commission.

Respectfully, so as to avoid a suspension in the sale of fund shares after February 1, 2010 and until the expiration of the 60 day period and a 485B is filed, on behalf of our client, we ask that an expedited review of the filing be considered.  It is our goal to update the filing immediately after December 31, 2009  with the prior year’s financial information and be prepared to immediately file a Rule 485b Post Effective Amendment as soon as comments on the current filing are received and incorporated therein.  Our request is that comments be obtained in sufficient time to incorporate them into a 485b filing which can be filed before January 29, 2010 thereby providing for uninterrupted  sale of the Fund shares. .

Thank you for you kind consideration of this request. Please contact me as soon as a review has been completed. If this is not possible, kindly notify me immediately so that the Fund can act accordingly.

Very truly yours,

/s/ C. Richard Ropka, Esq.

C. Richard Ropka, Esq.

CRR/ks